

September 10, 2012

Via E-mail
Frank J. Coyne
Chief Executive Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re: Verisk Analytics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 1, 2012**
> **Form 8-K/A Filed May 31, 2012**
> **File No. 001-34480**

Dear Mr. Coyne:

We have reviewed your letter dated July 30, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 17, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results of Operations, page 38

1.   We note from your second quarter 2012 earnings results conference call that organic revenue growth rates appear to be significant in explaining business performance. Based

on the results of operations discussions for revenue in the Form 10-Q for the quarterly period ended June 30, 2012, we note that where you disclose organic revenue growth in dollar terms for the current periods, i.e., increase in revenue excluding recent acquisitions, you do not disclose the related growth rates in all instances. To the extent organic growth rates are key performance indicators that management uses to manage the business and would be material information to investors, you should identify and disclose those rates and trends where they are reasonably likely to have a material effect on financial condition or operating performance. See SEC Release No. 33-8350. Please tell us how you considered supplementing your disclosures to provide these rates and related discussion. To the extent rate information is not material to investors it appears you should consider providing prior period information relevant to comparative organic versus acquisition-related revenue analysis.

Form 8-K/A Filed May 31, 2012

Exhibit 99.2

2.   We note your response to prior comment 7. We believe that you should file an amended Form 8-K that includes the required financial statements based on Item 9.01(a) of Form 8-K and Rule 3-05(b) of Regulation S-X. In this regard, please file an amended Form 8-K that includes of a statement of income and cash flows of MediConnect Global, Inc. for the nine months ended December 31, 2010.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant